Filed by: Cole Credit Property Trust V, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Cole Credit Property Trust V, Inc. (Commission File No.: 000-55437)
September 8, 2020

Dear Stockholder,

I am pleased to share an exciting update related to Cole Credit Property Trust V, Inc. (“CCPT V”). On August 31, 2020, CCPT V announced that it had entered into a definitive merger agreement whereby CIM Real Estate Finance Trust, Inc. (“CMFT”) would acquire CCPT V in a stock-for-stock, tax-free merger transaction. The transaction is expected to close in the fourth quarter of 2020, subject to certain closing conditions including stockholder approval.

In addition to the CCPT V merger agreement, two other CIM Group managed real estate investment trusts (“REITs”) -- Cole Office & Industrial REIT (CCIT II), Inc. (“CCIT II”) and Cole Office & Industrial REIT (CCIT III), Inc. (“CCIT III”) -- have entered into definitive merger agreements with CMFT, whereby CMFT would similarly acquire CCIT II and CCIT III in stock-for-stock, tax-free merger transactions.

Transaction Background
Following the onset of the COVID-19 pandemic and its economic impact, CCPT V, CMFT, CCIT II and CCIT III each conducted a comprehensive business review and concluded that greater scale, diversification, financial strength and improved access to capital markets would best position each REIT to thrive in a post-pandemic economic environment.

CIM recommended that each REIT’s Board of Directors explore combining the four REITs to form a larger, more diversified company focused on long-term value creation for stockholders.

The Boards of Directors of each of CCPT V, CMFT, CCIT II and CCIT III formed a special committee composed exclusively of disinterested, independent directors to negotiate their respective merger agreements. Each special committee engaged its own financial and legal advisors. Each of the special committees unanimously recommended approval of the merger agreements, and each respective Board of Directors subsequently unanimously approved the entry by its REIT into its merger agreement.

Stockholder Benefits
We believe combining the four REITs would result in significant benefits, including:

•Greater Scale: With $5.9 billion in total assets, we believe the combined company (“CC CMFT”) will be better positioned to navigate the post-COVID economic environment.
•Diversification: The combined portfolio will have greater tenant, industry and asset type diversity, providing CC CMFT with greater flexibility to recycle non-core assets.
•Balance Sheet Flexibility: CC CMFT will have moderate leverage and substantial cash on its balance sheet as of June 30, 2020 to fund future investments.
•Cost Savings: CC CMFT is expected to ultimately realize approximately $3.5 million in annual savings as a result of operational efficiencies from the proposed mergers.
•Path to Liquidity: Ultimately, we believe CC CMFT will be better positioned to weather the downturn resulting from the COVID-19 pandemic and take advantage of opportunities
CIM GROUP 2398 EAST CAMELBACK ROAD, 4TH FLOOR, PHOENIX ARIZONA 85016 | PH 866.341.2653 FX 602.801.2736 | CIMGROUP.COM
SECURITIES DISTRIBUTED BY AFFILIATE BROKER-DEALER: CCO CAPITAL, LLC, MEMBER FINRA / SIPC

post-pandemic, including the pursuit of an eventual liquidity event such as a public market listing.

CCPT V Transaction Details
•Subject to the terms and conditions of the merger agreement, CCPT V stockholders will receive 2.691 shares of CMFT common stock for every one share of CCPT V common stock. Based on CMFT’s most recent estimated net asset value (“NAV”) per share of $7.31, this is equivalent to $19.67 per CCPT V share and an approximate 3.75% premium to CCPT V’s most recent estimated NAV per share of $18.96 approved by the Board as of June 30, 2020.
•CCPT V’s second amended and restated distribution reinvestment plan (“DRIP”) and amended and restated share redemption plan (“SRP”) have been suspended for the duration of the merger process, and redemption requests will not be processed. Stockholders may elect to enroll in the CC CMFT DRIP and participate in the CC CMFT SRP plan after the proposed merger transaction has been completed and if and when the SRP and DRIP have been reinstated by the CC CMFT Board of Directors.
•The CCPT V Board of Directors will continue to review and consider declaring distributions in the ordinary course prior to the consummation of the merger, subject to market factors, company performance and other circumstances. Stockholders who were enrolled in the DRIP program will receive any distributions declared during the pendency of the mergers via a check mailed to their address of record, or to their custodian of record for accounts held with a custodian or clearing firm.
•Following the proposed merger, CCPT V stockholders are expected to own approximately 10% of CC CMFT.
•Upon closing, the Board of Directors of CC CMFT will be increased so that all independent directors of CCIT II, CCIT III and CCPT V, as applicable that do not currently serve as independent directors of CMFT will be added to the CC CMFT Board of Directors. It is anticipated that at the next CC CMFT annual stockholder meeting, five to seven independent directors will be nominated for election.

As part of its merger agreement, CCPT V has until October 7, 2020 to solicit alternative proposals from third parties. CCPT V has the right to terminate its merger agreement with CMFT to accept a superior proposal, subject to the terms and conditions of its merger agreement. This process provides additional assurance to stockholders that they are receiving fair value and arm’s length consideration.

There can be no assurance that this process will result in superior proposals, and CCPT V does not intend to disclose developments with respect to the solicitation process unless and until its Board of Directors makes a determination with respect to any potential superior proposal or as otherwise required by law.

As a CCPT V stockholder, you will be invited to vote to approve the proposed merger transaction at a special meeting of the stockholders of CCPT V. We will provide voting materials and information related to a stockholder meeting to approve the proposed merger when those details are available.

A presentation with additional details about the proposed transactions is available at www.cimgroup.com/announcements. CCPT V also filed on Monday, August 31, 2020, a Current Report on Form 8-K with the Securities and Exchange Commission (“SEC”) regarding its proposed
CIM GROUP 2398 EAST CAMELBACK ROAD, 4TH FLOOR, PHOENIX ARIZONA 85016 | PH 866.341.2653 FX 602.801.2736 | CIMGROUP.COM
SECURITIES DISTRIBUTED BY AFFILIATE BROKER-DEALER: CCO CAPITAL, LLC, MEMBER FINRA / SIPC

merger. Such documents are available on the SEC website at www.sec.gov and on our website at the link noted above. If you have any questions, please contact your financial professional or the CIM Shareholder Relations team at 866.907.2653.

Sincerely,
Avraham Shemesh
Chairman of the Board of Directors, Chief Executive Officer and President
Cole Credit Property Trust V, Inc.
Co-Founder and Principal, CIM Group

Cautionary Statement Regarding Forward-Looking Information
This communication includes certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Statements can generally be identified as forward-looking because they include words such as “believes,” “anticipates,” “expects,” “would,” “could,” or words of similar meaning. Statements that describe future plans and objectives are also forward-looking statements. These statements are based on the current expectations of management for CCPT V and CMFT and on currently available industry, financial and economic data. Actual results may vary materially from those expressed or implied by the forward-looking statements, which are subject to a number of risks and uncertainties, many of which are out of the control of such companies, including, but not limited to, those associated with the risk that the merger or any of the other mergers will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the failure to satisfy the conditions to the consummation of the proposed merger, including the approval of the stockholders of CCPT V, as applicable; the ability of CMFT to achieve the expected cost synergies or to engage in any liquidity event or public offering; the disruption of management’s attention from ongoing business operations due to the proposed merger; the availability of suitable investment or disposition opportunities; the impact of the COVID-19 pandemic on the operations and financial condition of each of CCPT V and CMFT and the real estate industries in which they operate, including with respect to occupancy rates, rent deferrals and the financial condition of their respective tenants; general financial and economic conditions, which may be affected by government responses to the COVID-19 pandemic; legislative and regulatory changes; and other factors, including those set forth in the section entitled “Risk Factors” in CCPT V’s and CMFT’s, most recent Annual Reports on Form 10-K, as amended, and Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission (“SEC”), and other reports filed by CCPT V and CMFT with the SEC, copies of which are available on the SEC’s website, www.sec.gov. Forward-looking statements are not guarantees of performance or results and speak only as of the date such statements are made. Except as required by law, none of CCPT V or CMFT undertakes any obligation to update or revise any forward-looking statement in this communication, whether to reflect new information, future events, changes in assumptions or circumstances or otherwise.

CIM GROUP 2398 EAST CAMELBACK ROAD, 4TH FLOOR, PHOENIX ARIZONA 85016 | PH 866.341.2653 FX 602.801.2736 | CIMGROUP.COM
SECURITIES DISTRIBUTED BY AFFILIATE BROKER-DEALER: CCO CAPITAL, LLC, MEMBER FINRA / SIPC

Additional Information and Where to Find It
In connection with the proposed merger, CMFT intends to file a registration statement on Form S-4 with the SEC that will include a proxy statement of CCPT V and will also constitute a prospectus of CMFT. This communication is not a substitute for the registration statement, the proxy statement/prospectus or any other documents that will be made available to the stockholders of CCPT V. In connection with the proposed merger, CCPT V intends to file relevant materials with the SEC, including a proxy statement on Schedule 14A relating to a special meeting of its stockholders. STOCKHOLDERS OF CCPT V ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE RELEVANT PROXY STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Stockholders of CCPT V will be able to obtain such documents free of charge at the SEC’s website, www.sec.gov, or through CIM Group LLC’s website at https://www.cimgroup.com/investment-strategies/individual/for-shareholders, as they become available. Such documents are not currently available.

Participants in Solicitation
CCPT V and their respective directors and executive officers, as well as certain affiliates of CIM Group, LLC serving as their external advisors, may be deemed to be participants in the solicitation of proxies from CCPT V’s stockholders in respect of the proposed merger between CCPT V and CMFT. Information regarding the directors, executive officers and external advisors of CCPT V and CMFT is contained in the Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC by each entity on March 30, 2020, as amended on April 27, 2020. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement of CCPT V regarding its proposed merger with CMFT when it becomes available.

No Offer or Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or a solicitation of a proxy or of any vote or approval. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. This communication may be deemed to be solicitation material in respect of the proposed merger.
CIM GROUP 2398 EAST CAMELBACK ROAD, 4TH FLOOR, PHOENIX ARIZONA 85016 | PH 866.341.2653 FX 602.801.2736 | CIMGROUP.COM
SECURITIES DISTRIBUTED BY AFFILIATE BROKER-DEALER: CCO CAPITAL, LLC, MEMBER FINRA / SIPC